EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NRG Energy, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-114007) of NRG Energy, Inc. of our report dated March 29, 2005, with respect to the consolidated balance sheet of NRG Energy, Inc. as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity/(deficit) and comprehensive income/(loss) and cash flows for the year then ended, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004, annual report on Form 10-K of NRG Energy, Inc.

/s/ KPMG LLP

KPMG LLP

Philadelphia, Pennsylvania
March 29, 2005